

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Alan Beal
Chief Executive Officer
Armed Forces Brewing Company, Inc.
1001 Bolling Avenue, 406
Norfolk, VA 23508

> **Re: Armed Forces Brewing Company, Inc.**
> **Offering Statement on Form 1-A**
> **Filed April 17, 2023**
> **File No. 024-12221**

Dear Alan Beal:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically,

- Please include audited financial statements for the period ended December 31, 2022, and interim financial statements, as needed. Please refer to Part F/S of Form 1-A.
- Please include a written consent of the auditor for the audited financial statements. Please refer to Part III, Item 17 of Form 1-A.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Sarah Sidwell, Staff Attorney at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kendall A. Almerico